UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2022

On March 16, 2023, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the fiscal year ended December 31, 2022 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary (renamed PT Bank KB Bukopin, Tbk. on February 8, 2021)

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

•	January 15, 2021

Added KB Bio Private Equity Fund III as a second-tier subsidiary

•	January 29, 2021

Added J Fintech Co., Ltd as a second-tier subsidiary (renamed KB J Capital Co., Ltd. on February 16, 2021)

•	March 2, 2021

Added PT KB Data Systems Indonesia as a second-tier subsidiary

•	September 23, 2021

Added KB Bio Global Expansion Private Equity Fund I as a second-tier subsidiary

•	October 8, 2021

Added KB Healthcare Co., Ltd. as a second-tier subsidiary

•	December 24, 2021

Added KB Co-investment Private Equity Fund I as a second-tier subsidiary

•	February 14, 2022

Added PT KB Valbury Sekuritas as a second-tier subsidiary

•	April 22, 2022

Added KB-Badgers Future Mobility ESG Private Equity Fund I as a second-tier subsidiary

•	May 10, 2022

Added KB Life Partners Co., Ltd. as a second-tier subsidiary

•	August 19, 2022

Added KB Mezzanine Capital Private Equity Fund IV as a second-tier subsidiary

•	December 26, 2022

Added i-Finance Leasing Plc. as a second-tier subsidiary

•	December 26, 2022

Renamed Prudential Life Insurance Company of Korea, Ltd. to KB Life Insurance Co., Ltd.

1.3.	Overview of the Business Group

(As of December 31, 2022)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance Company of Korea, Ltd.) (1)	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	PRASAC Microfinance Institution PLC.	Kookmin Bank	Not listed (Overseas)
	PT Bank KB Bukopin Tbk.(2)	Kookmin Bank	Listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund(3)	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Material and Parts Private Equity Fund I	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)

	PT KB Valbury Sekuritas	KB Securities	Not listed (Overseas)
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	KBFG Insurance (China) Co., Ltd.(4)	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Healthcare Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB J Capital Co., Ltd(5)	KB Kookmin Card	Not listed (Overseas)
	i-Finance Leasing Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Life Partners Co., Ltd.	Prudential Life Insurance Company of Korea	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB Co-investment Private Equity Fund I	KB Asset Management	Not listed
	KB Mezzanine Capital Private Equity Fund IV	KB Asset Management	Not listed
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	FineKB Private Equity Fund I	KB Investment	Not listed
	KB Bio Global Expansion Private Equity Fund I	KB Investment	Not listed
	KB-Badgers Future Mobility ESG Private Equity Fund I	KB Investment	Not listed
	PT KB Data Systems Indonesia	KB Data Systems	Not listed (Overseas)

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank KB Bukopin Tbk.	Not listed (Overseas)
	PT KB Valbury Capital Management	PT KB Valbury Sekuritas	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

Notes:	(1) Renamed to KB Life Insurance Co., Ltd. from Prudential Life Insurance Company of Korea, Ltd. on December 26, 2022.

(2) Renamed to PT Bank KB Bukopin, Tbk. from PT Bank Bukopin, Tbk. on February 8, 2021.

(3) Currently undergoing liquidation.

(4) Renamed to KBFG Insurance (China) Co., Ltd. from LIG Insurance (China) Co., Ltd. on April 9, 2021.

(5) Renamed to KB J Capital Co., Ltd from J Fintech Co., Ltd on February 16, 2021.

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2022)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2022)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	9,214,469	—	9,214,469	—
1. Capital Reduction	—	—	—	—
2. Cancellation	9,214,469	—	9,214,469	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2022 (C=A-B)	408,897,068	—	408,897,068	—
Treasury Shares (D)	19,262,733	—	19,262,733	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Notes: (1)

The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

(2)

On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company has been acquiring its treasury shares since February 8, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2023.

1.4.2. Voting Rights

(As of December 31, 2022)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	408,897,068	—
	Preferred shares	—	—
Shares without voting rights	Common shares	19,262,733	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

Notes: (1)

The treasury shares above include five million treasury shares that the exchangeable bonds issued by the Company on June 30, 2020 can be exchanged for. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds.

(2)

On February 7, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company has been acquiring its treasury shares since February 8, 2023. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2023.

1.5.	Dividends

KB Financial Group aims to manage its CET1 target ratio at a minimum of around 13% (the regulatory requirement of 10.5% plus a management buffer of 250 bps), in order to meet the regulatory requirement of 10.5% even in the face of severe economic shocks and other macroeconomic variables, including fluctuations in exchange rates and interest rates.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of the financial industry, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Generally, the Group’s policy is to utilize the excess capital exceeding its target CET1 ratio of 13% to actively return value to its shareholders. Although the level of shareholder returns may vary depending on changes in the regulatory environment, volatility in the financial market, and the Group’s business objectives, the Group will strive to maximize its shareholder returns and shareholders’ value in every situation.

As a leading financial institution in Korea, KB Financial Group will strive to perform its public duties as a bank in times of need, such as stabilizing the financial system and supporting the soft landing of the economy during economic fluctuations. The Group will take into consideration the interests of various stakeholders, including shareholders, employees, consumers, and local communities, to achieve sustainable growth while also enhancing shareholder value.

Based on its solid fundamentals and the highest level of capital in the industry, the Group achieved a shareholder return rate of approximately 30%, including through share buybacks and cancellations. The Group plans to actively continue such progressive shareholder return policy.

KB Financial Group also plans to provide a stable payout to the shareholders, taking into consideration the global best practices for dividend stability by maintaining at least the previous year’s level of cash dividends while gradually expanding the dividend per share and engaging in share buybacks and cancellations. However, such plans may be modified depending on economic conditions, regulatory environment, or the Group’s business objectives.

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2022 to December 31, 2022(1)(2)	January 1, 2021 to December 31, 2021(3)	January 1, 2020 to December 31, 2020(4)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		4,394,828	4,409,543	3,455,151
(Consolidated) Earnings per share (Won)		10,955	11,134	8,809
Total cash dividends		1,149,421	1,145,525	689,653
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		26.0	26.0	20.0
Cash dividend yield (%)	Common shares	5.8	5.2	3.9
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	2,950	2,940	1,770
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)

The dividends for this period are based on amounts prior to their approval at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

(2)

Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.

(3)	Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) in the second quarter of fiscal year 2021.

(4)

The consolidated net income for fiscal year 2020 has been restated retrospectively as Won 3,468,448 million (consolidated earnings per share of Won 8,843, consolidated cash dividend payout ratio of 19.9%) to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019.

1.6.	Amendments to the Articles of Incorporation

The Company’s Articles of Incorporation were most recently amended on March 20, 2020, and additional amendments to the Articles of Incorporation have been adopted as an agenda item for the Group’s annual general meeting of shareholders for fiscal year 2022.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG Committee within the board of directors through the amendment of article 48	Establishment of the basis for creating a new committee within the board of directors

March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of the basis for electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Amendment to articles pursuant to the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)

March 23, 2018	Annual General Meeting of Shareholders for Fiscal Year 2017	Partition of the corporate governance committee according to its different functions, and implementation of changes in the appointment process of the external auditor and the shareholder meeting through which such changes must be reported, through the amendment of articles 48, 52, 55 and 56

Establishment of the basis for creating and abolishing committees within the board of directors and;

amendment to articles pursuant to the Act on the External Audit of Stock Companies, Etc. (Effective as of November 2018)

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest income	13,112,934	11,229,572	9,722,274
Interest income	20,788,518	15,210,878	14,485,747
Interest expense	(7,675,584)	(3,981,306)	(4,763,473)
Net fee and commission income	3,321,632	3,625,583	2,958,939
Fee and commission income	5,121,520	5,323,606	4,527,024
Fee and commission expense	(1,799,888)	(1,698,023)	(1,568,085)
Net insurance income	696,513	556,711	299,993
Insurance income	17,136,842	16,107,858	14,386,640
Insurance expense	(16,440,329)	(15,551,147)	(14,086,647)
Net gains on financial assets/liabilities at fair value through profit or loss	247,357	995,304	1,011,366
Net other operating expenses	(2,365,791)	(1,923,567)	(1,499,930)
General and administrative expenses	(7,537,802)	(7,200,853)	(6,814,812)
Operating profit before provision for credit losses	7,474,843	7,282,750	5,677,830
Provision for credit losses	(1,835,988)	(1,185,133)	(1,043,498)
Net operating profit	5,638,855	6,097,617	4,634,332

Note: Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2022			For the year ended December 31, 2021			For the year ended December 31, 2020
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	332,273,123	1.29	48.12	309,428,469	0.74	49.09	286,168,968	1.07	50.88
	Certificate of deposit	5,511,055	2.35	0.80	3,618,303	0.87	0.57	3,635,870	1.37	0.65
	Borrowings	30,772,021	1.93	4.46	24,900,706	0.96	3.95	17,330,480	1.20	3.08
	Call money	1,314,525	2.02	0.19	1,324,902	0.65	0.21	1,617,841	0.65	0.29
	Debentures	58,205,423	2.39	8.42	57,214,310	1.82	9.08	52,843,837	2.02	9.39
	Others	16,713,703	2.32	2.42	20,305,205	0.84	3.22	19,792,619	1.01	3.52

Subtotal		444,789,850	1.53	64.41	416,791,895	0.91	66.12	381,389,615	1.21	67.81

Foreign Currency	Deposits	33,777,453	2.11	4.89	26,607,162	1.70	4.22	20,488,109	1.46	3.64
	Borrowings	21,781,969	2.00	3.15	12,976,574	1.16	2.06	12,071,802	1.81	2.15
	Call money	1,231,805	2.39	0.18	995,957	0.75	0.16	976,153	0.97	0.17
	Debentures	11,927,898	2.10	1.73	8,544,738	1.49	1.36	6,535,922	1.84	1.16
	Others	1,685,164	1.46	0.25	2,029,862	0.82	0.32	1,126,379	1.12	0.20

Subtotal		70,404,289	2.06	10.20	51,154,293	1.47	8.12	41,198,365	1.60	7.32

Others	Total shareholders’ equity	49,790,578	—	7.21	46,705,724	—	7.41	41,495,072	—	7.38
	Allowances	1,168,437	—	0.17	1,040,835	—	0.17	912,721	—	0.16
	Others	124,370,079	—	18.01	114,646,087	—	18.18	97,476,975	—	17.33

Subtotal		175,329,094	—	25.39	162,392,646	—	25.76	139,884,768	—	24.87

Total		690,523,233	—	100.00	630,338,834	—	100.00	562,472,748	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2022			For the year ended December 31, 2021			For the year ended December 31, 2020
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,161,691	0.62	2.20	15,212,672	0.30	2.41	7,400,343	0.67	1.32
	Securities	154,746,323	1.34	22.41	147,320,309	1.31	23.37	125,573,646	1.97	22.33
	Loans	364,028,235	3.53	52.72	340,131,319	2.80	53.96	315,871,106	2.98	56.16
	Guarantee payments under payment guarantee	6,891	0.19	—	5,053	1.31	—	13,421	0.73	—
	Call loan	694,196	2.02	0.10	695,721	0.67	0.11	885,951	0.73	0.16
	Private placement corporate bonds	771,978	3.66	0.11	882,497	3.02	0.14	1,264,212	3.98	0.22
	Credit cards	22,045,937	6.95	3.19	19,862,308	7.09	3.15	18,560,207	7.57	3.30
	Others	4,282,891	9.83	0.62	4,193,384	6.53	0.67	4,614,823	5.04	0.82
	Allowance	(2,812,993)	—	(0.41)	(2,480,441)	—	(0.39)	(2,416,823)	—	(0.43)

Subtotal		558,925,149	3.04	80.94	525,822,822	2.51	83.42	471,766,886	2.89	83.88

Foreign Currency	Due from banks	9,072,338	0.77	1.31	6,868,969	0.38	1.09	6,989,553	0.64	1.24
	Securities	19,782,697	1.98	2.86	16,052,962	3.90	2.55	15,131,521	3.87	2.69
	Loans	35,976,536	5.51	5.21	26,409,776	5.05	4.19	19,818,889	4.30	3.52
	Call loan	8,511,372	2.20	1.23	3,275,072	0.45	0.52	3,149,433	0.82	0.56
	Bills bought	2,541,838	2.32	0.37	1,940,984	0.73	0.31	1,573,725	1.48	0.28
	Allowance	(1,019,173)	—	(0.15)	(978,088)	—	(0.16)	(404,041)	—	(0.07)
	Others	2,198,775	—	0.33	2,229,707	—	0.35	1,294,119	—	0.22

Subtotal		77,064,383	3.52	11.16	55,799,382	3.63	8.85	47,553,199	3.24	8.44

Others	Cash	1,831,093	—	0.27	1,917,967	—	0.30	1,889,892	—	0.34
	Fixed assets held for business	8,095,010	—	1.17	8,130,268	—	1.29	8,048,120	—	1.43
	Others	44,607,598	—	6.46	38,668,395	—	6.14	33,214,651	—	5.91

Subtotal		54,533,701	—	7.90	48,716,630	—	7.73	43,152,663	—	7.68

Total		690,523,233	—	100.00	630,338,834	—	100.00	562,472,748	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Total capital (A)	48,970	45,883	40,080
Risk-weighted assets (B)	302,968	290,914	262,349
BIS ratio (A/B)	16.16%	15.77%	15.28%

Note:	(1) Calculated in accordance with Basel III.

(2) The figures as of December 31, 2022 are preliminary.

Kookmin Bank(1)		(Unit: in billions of Won, except percentages)
	As of December 31, 2022(2)	As of December 31, 2021	As of December 31, 2020
Total capital (A)	36,233	35,572	32,555
Risk-weighted assets (B)	207,558	203,569	183,148
BIS ratio (A/B)	17.46%	17.47%	17.78%

Note:	Calculated in accordance with Basel III.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Net operating capital (A)	4,554	3,982	3,656
Total amount at risk (B)	2,655	2,072	1,678
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,414.74%	1,422.3%	1,474.1%
Capital surplus (A-B)	1,899	1,909	1,979

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2022(1)	As of December 31, 2021	As of December 31, 2020
Available capital (A)	4,608	4,349	3,812
Required capital (B)	2,684	2,424	2,181
RBC ratio (A/B)	171.7%	179.4%	174.8%

Note:	The figures as of December 31, 2022 are preliminary.

2.3.2. Overseas Credit Ratings

(As of December 31, 2022)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
3/24/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2020	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
7/1/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
8/6/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
10/6/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
11/19/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/12/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/3/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/19/2021	Debentures	AAA	KIS Ratings (AAA ~ D)
2/22/2021	Debentures	AAA	Korea Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/14/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/25/2021	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
9/24/2021	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/27/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D)
1/28/2022	Contingent Convertible Bonds	AA-	NICE Investors Service (AAA ~ D)
4/29/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/2/2022	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/20/2022	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
8/16/2022	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
	January 28, 2019	615
	January 20, 2020	462
Kookmin Bank	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2023 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher inflation and unemployment rates, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, (ii) adverse conditions in the Korean and global economies and financial markets resulting from Russia’s invasion of Ukraine and its effects on global commodity prices, and (iii) the continuing risk of further outbreaks of COVID-19 variants and its effects on retail consumption levels.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash and due from financial institutions	32,063,421	31,009,374	25,608,842
Financial assets at fair value through profit or loss	64,935,344	66,005,815	61,035,455
Derivative financial assets	9,446,134	3,721,370	5,545,385
Loans measured at amortized cost	436,530,502	417,900,273	377,166,984
Financial investments	116,588,575	104,847,871	98,695,426
Investments in associates and joint ventures	682,670	448,718	771,435
Property and equipment	4,991,467	5,239,898	5,433,554
Investment property	3,148,340	2,514,944	2,533,539
Intangible assets	3,200,399	3,266,357	3,351,133
Net defined benefit assets	478,934	100,083	50,597
Current income tax assets	204,690	98,798	109,772
Deferred income tax assets	251,085	159,093	65,058
Assets held for sale	211,758	237,318	197,727
Assets of a disposal group held for sale	—	171,749	—
Other assets	28,437,529	28,174,173	30,155,037

Total assets	701,170,848	663,895,834	610,719,944

Financial liabilities at fair value through profit or loss	12,271,604	12,088,980	11,810,058
Derivative financial liabilities	9,506,709	3,682,258	5,222,897
Deposits	388,888,452	372,023,918	338,580,220
Borrowings	71,717,366	56,912,374	49,827,156
Debentures	68,698,203	67,430,188	62,760,687
Provisions	968,819	808,604	714,903
Net defined benefit liabilities	85,745	225,521	239,567
Current income tax liabilities	997,675	662,672	764,981
Deferred income tax liabilities	22,693	1,470,981	1,177,799
Insurance contract liabilities	58,230,303	57,165,936	54,415,296
Other liabilities	40,140,365	43,130,482	41,804,023

Total liabilities	651,527,934	615,601,914	567,317,587

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Equity attributable to shareholders of the parent company	48,362,812	47,460,582	42,544,574
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	4,434,251	2,838,221	1,695,988
Capital surplus	16,940,731	16,940,231	16,723,589
Accumulated other comprehensive income (loss)	(2,713,053)	1,047,274	630,011
Accumulated other comprehensive income relating to assets of a disposal group held for sale	—	7,671	—
Retained earnings	28,466,513	25,672,815	22,540,616
Treasury shares	(836,188)	(1,136,188)	(1,136,188)
Non-controlling interests	1,280,102	833,338	857,783

Total equity	49,642,914	48,293,920	43,402,357

Total liabilities and equity	701,170,848	663,895,834	610,719,944

Notes: (1)

The consolidated financial information for the year ended December 31, 2020 has been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in the consolidated financial statements available on the Company’s website and in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022.

(2)

The consolidated financial information for the year ended December 31, 2022 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest income	13,112,934	11,229,572	9,722,274
Interest income	20,788,518	15,210,878	14,485,747
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	19,912,128	14,620,490	13,826,382
Interest income from financial instruments at fair value through profit or loss	876,390	590,388	659,365
Interest expense	(7,675,584)	(3,981,306)	(4,763,473)
Net fee and commission income	3,321,632	3,625,583	2,958,939
Fee and commission income	5,121,520	5,323,606	4,527,024
Fee and commission expense	(1,799,888)	(1,698,023)	(1,568,085)
Net insurance income	696,513	556,711	299,993
Insurance income	17,136,842	16,107,858	14,386,640
Insurance expense	(16,440,329)	(15,551,147)	(14,086,647)
Net gains on financial assets/liabilities at fair value through profit or loss	247,357	995,304	1,011,366
Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach	(359,158)	1,160,981	1,221,610
Gains (losses) on overlay adjustments	606,515	(165,677)	(210,244)
Net other operating expenses	(2,365,791)	(1,923,567)	(1,499,930)
General and administrative expenses	(7,537,802)	(7,200,853)	(6,814,812)
Operating profit before provision for credit losses	7,474,843	7,282,750	5,677,830
Provision for credit losses	(1,835,988)	(1,185,133)	(1,043,498)
Net operating income	5,638,855	6,097,617	4,634,332
Net non-operating income (expenses)	156,771	(16,011)	145,640
Share of profit (loss) of associates and joint ventures	(28,758)	93,526	(43,750)
Net other non-operating income (expenses)	185,529	(109,537)	189,390
Profit before income tax	5,795,626	6,081,606	4,779,972
Income tax expense	(1,622,387)	(1,697,225)	(1,264,394)
Profit for the year	4,173,239	4,384,381	3,515,578
Other comprehensive income (loss) for the year, net of tax	(3,511,437)	222,758	472,270
Items that will not be reclassified to profit or loss:	(652,979)	871,654	817,524

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Remeasurements of net defined benefit liabilities	239,702	(45,510)	(13,434)
Share of other comprehensive income (loss) of associates and joint ventures	183	51	(1)
Gains (losses) on equity securities at fair value through other comprehensive income	(931,731)	903,398	822,140
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	38,867	13,715	8,819
Items that may be reclassified subsequently to profit or loss:	(2,858,458)	(648,896)	(345,254)
Currency translation differences	164,530	255,907	(187,283)
Losses on debt securities at fair value through other comprehensive income	(2,375,084)	(924,698)	(356,572)
Share of other comprehensive income (expense) of associates and joint ventures	(545)	498	(6,846)
Gains (losses) on cash flow hedging instruments	31,474	20,864	(1,264)
Gains (losses) on hedging instruments of net investments in foreign operations	(79,085)	(57,935)	64,269
Other comprehensive losses arising from separate account	(159,619)	(63,814)	(9,683)
Gains (losses) on overlay adjustment	(440,129)	120,282	152,125
Total comprehensive income for the year	661,802	4,607,139	3,987,848
Profit attributable to:	4,173,239	4,384,381	3,515,578
Shareholders of the parent company	4,394,830	4,409,543	3,468,448
Non-controlling interests	(221,591)	(25,162)	47,130
Total comprehensive income for the year attributable to:	661,802	4,607,139	3,987,848
Shareholders of the parent company	869,854	4,610,549	3,966,361
Non-controlling interests	(208,052)	(3,410)	21,487
Earnings per share
Basic earnings per share (Won)	10,955	11,134	8,843
Diluted earnings per share (Won)	10,705	10,890	8,730

Notes: (1)

The consolidated financial information for the year ended December 31, 2020 has been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in the consolidated financial statements available on the Company’s website and in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022.

(2)

The consolidated financial information for the year ended December 31, 2022 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash and due from financial institutions	351,056	608,076	23,084
Financial assets at fair value through profit or loss	1,522,314	440,760	474,262
Loans measured at amortized cost	522,326	249,128	179,542
Investments in subsidiaries	26,741,438	26,741,438	26,519,880
Property and equipment	3,552	4,444	7,730
Intangible assets	16,752	16,673	13,267
Net defined benefit assets	4,288	221	—
Deferred income tax assets	19,904	5,583	3,189
Other assets	1,272,197	805,056	887,537

Total assets	30,453,827	28,871,379	28,108,491

Borrowings	—	—	100,000
Debentures	4,956,949	5,552,791	6,128,043
Net defined benefit liabilities	—	—	59
Current income tax liabilities	926,573	570,519	716,473
Other liabilities	338,489	235,095	178,296

Total liabilities	6,222,011	6,358,405	7,122,871

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	4,433,981	2,837,981	1,695,778
Capital surplus	14,754,747	14,754,747	14,754,747
Accumulated other comprehensive loss	(5,847)	(8,330)	(8,032)
Retained earnings	3,794,565	3,974,206	3,588,757
Treasury Shares	(836,188)	(1,136,188)	(1,136,188)

Total equity	24,231,816	22,512,974	20,985,620

Total liabilities and equity	30,453,827	28,871,379	28,108,491

Note:

The separate financial information for the year ended December 31, 2022 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest expense	(92,951)	(111,077)	(124,393)
Interest income	19,402	9,392	8,044
Interest income from financial instruments at amortized cost	16,525	6,548	3,788
Interest income from financial instruments at fair value through profit or loss	2,877	2,844	4,256
Interest expense	(112,353)	(120,469)	(132,437)
Net fee and commission expense	(8,686)	(8,157)	(8,338)
Fee and commission income	3,399	975	841
Fee and commission expense	(12,085)	(9,132)	(9,179)
Net gains (losses) on financial assets at fair value through profit or loss	(11,794)	20,250	12,663
Net other operating income	1,871,224	1,620,238	1,571,239
General and administrative expenses	(89,149)	(85,417)	(71,854)
Operating profit before provision for credit losses	1,668,644	1,435,837	1,379,317
Provision for credit losses	(303)	(417)	(465)
Operating profit	1,668,341	1,435,420	1,378,852
Net non-operating income	908	1,165	514
Profit before income tax	1,669,249	1,436,585	1,379,366
Income tax income	15,263	2,281	49
Profit for the year	1,684,512	1,438,866	1,379,415
Other comprehensive income (loss) for the year, net of tax	2,483	(298)	(368)
Items that will not be reclassified to profit or loss:	2,483	(298)	(368)
Remeasurements of net defined benefit liabilities	2,483	(298)	(368)

Total comprehensive income for the year	1,686,995	1,438,568	1,379,047

Earnings per share
Basic earnings per share (Won)	3,999	3,509	3,482
Diluted earnings per share (Won)	3,912	3,436	3,438

Note:

The separate financial information for the year ended December 31, 2022 is expected to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
Current assets in Won (A)	959,935	713,908	112,754
Current liabilities in Won (B)	592,727	317,184	92,328
Liquidity ratio (A/B)	161.95%	225.08%	122.12%

Notes: (1)	Based on K-IFRS (on a separate basis).
(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net income as a percentage of average total assets (ROA)	0.60	0.69	0.61
Net income as a percentage of average shareholders’ equity (ROE)	9.24	9.80	8.64

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2022)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	1,755
Samsung Heavy Industries Co., Ltd.	1,312
KB Kookmin Card Co., Ltd.	1,230
Samsung Electronics Co., Ltd.	1,116
E-MART Inc.	1,089
Hyundai Heavy Industries Co., Ltd.	1,014
Strada Holdco L.P.	962
Hyundai Steel Co., Ltd.	919
SK Inc	892
PT BANK KB BUKOPIN TBK	824
GS Caltex Corporation	814
POSCO International Corporation	813
Samsung SDI Co., Ltd.	730
SK on Co., Ltd.	725
CJ CheilJedang Corporation	698
SK hynix Inc.	678
Shinhan Card Co., Ltd.	676
LOTTE SHOPPING CO., LTD.	669
LG CHEM, LTD.	665
Hyundai Motor Company	652

Total	18,232

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2022)

(Unit: in billions of Won)
Group	Credit Extended
SK	5,719
Samsung	4,655
Hyundai Motor	4,588
LG	3,553
Lotte	3,104
Hyundai Heavy Industries	2,972
Hanwha	1,960
POSCO	1,826
GS	1,558
Shinsegae	1,460

Total	31,396

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2022)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	54,071	27.7
Construction	4,331	2.2
Real estate activities	46,274	23.7
Wholesale and retail trade	29,987	15.3
Accommodation and food service activities	10,285	5.3
Financial activities	6,497	3.3
Others	44,087	22.5

Total	195,531	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2022)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	40.1	39.3
Borrower B	Wholesale and retail trade	16.5	13.1
Borrower C	Manufacturing	8.7	3.0
Borrower D	Real estate activities	8.0	0.8
Borrower E	Professional, scientific and technical services	8.0	1.3
Borrower F	Manufacturing	7.1	3.3
Borrower G	Manufacturing	6.8	3.9
Borrower H	Wholesale and retail trade	6.0	0.4
Borrower I	Accommodation and food service activities	5.6	0.2
Borrower J	Human health and social work activities	5.0	2.7
Borrower K	Manufacturing	4.8	3.8
Borrower L	Manufacturing	4.8	2.2
Borrower M	Manufacturing	4.5	2.0
Borrower N	Membership organizations, repair and other personal services	4.4	1.1
Borrower O	Manufacturing	4.3	3.3
Borrower P	Real estate activities	4.1	0.3
Borrower Q	Real estate activities	4.1	0.2
Borrower R	Wholesale and retail trade	3.8	2.1
Borrower S	Manufacturing	3.5	0.2
Borrower T	Manufacturing	3.4	2.5

Total	-	153.5	85.7

3.4.	Other Financial Information

The Company’s audited consolidated and separate financial statements are available on its website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2023 will be Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2022, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	ESG Committee;

•	Non-Executive Director Nominating Committee;

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	Audit Committee Member Nominating Committee (ad hoc committee).

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415-2 and 542-11 of the Commercial Act and how we fulfill each requirement as of December 31, 2022.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Three Audit Committee members (Kyung Ho Kim, Suk Ho Sonu, and Myung Hee Choi) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2022.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2022)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	2,473	282	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2022.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2022.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2022, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2022)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,835	1,035	—
Non-executive Directors (excluding Audit Committee members)	3	239	80	—
Audit Committee members	4	399	100	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2022.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2022.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2022, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2022)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Kyoo Yoon	Chairman & CEO	1,835

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 5,594 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 9,378 shares

-  Long-term performance-based payment (22,712 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2020 to November 20, 2023

Pil Kyu Im	Senior Executive Vice President	1,145

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 5,106 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 3,568 shares

Jong Hee Yang	Vice Chairman	737	- Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,737 shares

Soon Bum Kwon	Managing Director	596

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,348 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 2,438 shares

Jong Hoon Lee	Head of Unit	587	- Not applicable

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	900

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 400 million.)

		Bonus	934

-  The bonus paid in 2022 consisted of Won 485 million in short-term performance-based compensation and Won 450 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 200 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2021, Won 95 million (1,871 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for 2019, Won 87 million (1,822 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for the period in 2020 prior to re-election, from January 1, 2020 to November 21, 2020, Won 11 million (223 shares) paid pursuant to a performance evaluation for the period in 2020 after re-election, from November 21, 2020 to December 31, 2020, and Won 90 million (1,773 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2021.

-  The short-term performance evaluation index for 2021 consisted of financial results (e.g., ROE, total operating income, net profit from non-banking businesses, comprehensive NPL ratio, RAROC, Tier 1 ratio, CIR), as well as non-financial results (e.g., improving the core competitiveness of the Company, expanding global and new businesses, innovating the financial platform, leading sustainable growth by enhancing ESG and risk management, and cultivating an open and creative organizational structure). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

-  With respect to financial results, the Company’s net profit for 2021 increased 27.1% YoY to Won 4,095 billion, primarily due to a solid growth in core earnings. Continued quality growth of loans driven by blue-chip assets and improvements in asset quality (improvement in comprehensive NPL ratio from 0.78% in 2020 to 0.60% in 2021), were considered, among others, to be major achievements reflected in the performance evaluation.

-  With respect to non-financial results, the major achievements considered included (i) strengthening the core competencies of each of the Group’s subsidiaries so that they reach the top-tier in each of their respective industries, (ii) securing new growth potential by expanding the Group’s global business and its non-banking businesses (e.g., healthcare, KB Real Estate, KB Cha Cha Cha, Liiv M), (iii) innovating financial platforms, including through the launch of “New KB Star Banking”, and (iv) contributing to the ‘One-firm KB’ policy by enhancing the Group’s co-marketing structure.

-  The long-term performance-based compensation consisted of Won 450 million (9,378 shares) paid as the second installment of deferred payments pursuant to a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

-  The long-term performance evaluation index consisted of financial results (e.g., relative total shareholder return, earnings per share, asset quality, HCROI, net profit from non-banking businesses). The amount of the long-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-200% of the base salary.

-  With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

		Stock options	—	- Not applicable

		Other earned income	—	- Not applicable

	Retirement income		—	- Not applicable

	Other income		—	- Not applicable

Pil Kyu Im	Earned income	Salary	260

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	706

-  The bonus paid in 2022 consisted of Won 256 million in short-term performance-based compensation and Won 450 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 136 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2021, Won 33 million (647 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for 2019, Won 46 million (904 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for 2020, and Won 41 million (803 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2021.

-  The short-term performance evaluation index for 2021 consisted entirely of non-financial results linked to his role as the Chief Risk Management Officer. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of the base salary.

-  His major achievements within such non-financial results included (i) analyzing the vulnerable sectors within retail loan portfolios to establish appropriate actions plans against high-risk groups and improving the Group’s risk management system, (ii) supporting the growth of the Group by analyzing the capital market conditions and improving the portfolio structure, (iii) enhancing the Group’s risk management capabilities by inspecting the risk management structures of its subsidiaries.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

-  The long-term performance-based compensation consisted of Won 302 million (5,351 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over a two-year period from 2020 to 2021, Won 91 million (1,783 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over a two-year period from 2020 to 2021, Won 57 million (1,127 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over a two-year period from 2018 to 2019.

-  The amount of the long-term incentive payment is determined based on the average of the short-term evaluation index items above for each year and is within the range of 0%-100% of the base salary.

		Stock options	—	- Not applicable

		Other earned income	21	- Welfare benefits

	Retirement income		158

-  Retirement income was determined in consideration of the executive officer’s tenure at the Company and his base salary at the time of retirement in accordance with internal policy regarding executive officers.

	Other income		—	- Not applicable

Jong Hee Yang	Earned income	Salary	460

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities. (This amount includes allowances for business expenses of Won 60 million.)

		Bonus	265

-  The bonus paid in 2022 consisted of Won 265 million in short-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 220 million paid as an upfront lump sum payment pursuant to a performance evaluation for 2021 and Won 44 million (868 shares) paid as the first installment of deferred payments pursuant to a performance evaluation for 2021.

-  The short-term performance evaluation index for 2021 consisted of financial results linked to his role as a Vice Chairman and as the head of the Group’s insurance business and global business, as well as non-financial results linked to certain management tasks. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee, based on a comprehensive evaluation and is within the range of 0%-120% of the base salary.

-  With respect to financial results, his major achievements included his efforts in strengthening the core competitiveness of the insurance business.

-  With respect to non-financial results, his major achievements included (i) establishing appropriate response actions to prepare for the introduction of IFRS 17, (ii) establishing a consistent and unified management system for the management of the three insurance subsidiaries of the Group, including the integration of the asset management of the insurance subsidiaries, and (iii) improving the management structure of the Group’s global business.

		Stock options	—	- Not applicable

		Other earned income	12	- Welfare benefits

	Retirement income		—	- Not applicable

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

	Other income		—	- Not applicable

Soon Bum Kwon	Earned income	Salary	18

-  A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	437

-  The bonus paid in 2022 consisted of Won 139 million in short-term performance-based compensation and Won 298 million in long-term performance-based compensation.

-  The short-term performance-based compensation consisted of Won 72 million paid as an upfront lump sum payment pursuant to a performance evaluation over a two-year period from 2021 to 2022, Won 20 million (393 shares) paid as the third installment of deferred payments pursuant to a performance evaluation for 2019, Won 25 million (491 shares) paid as the second installment of deferred payments pursuant to a performance evaluation for 2020, and Won 22 million (427 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over a two-year period from 2021 to 2022.

-  The long-term performance-based compensation consisted of Won 206 million (3,655 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over a three-year period from 2020 to 2022 and Won 30 million (585 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over a two-year period from 2018 to 2019.

		Stock options	—	- Not applicable

		Other earned income	19	- Welfare benefits

	Retirement income		122

-  His retirement income was determined in consideration of his tenure at the Company and his base salary at the time of retirement in accordance with the internal policies regarding executive officers.

	Other income		—	- Not applicable

Jong Hoon Lee	Earned income	Salary	114	- A monthly salary paid in each month.

		Bonus	100	- The bonus paid in 2022 included his performance-based compensation and unused annual leave, among others.

		Stock options	—	- Not applicable

		Other earned income	11	- Welfare benefits

	Retirement income		362	- His retirement income was determined in accordance with related laws and internal regulations.

	Other income		—	- Not applicable

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2022 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) Prudential Life Insurance (100.00%) (re-named to KB Life Insurance Co., Ltd. on December 26, 2022)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Life Insurance Co., Ltd. (100.00%)

9) KB Real Estate Trust Co., Ltd. (100.00%)

10) KB Savings Bank Co., Ltd. (100.00%)

11) KB Investment Co., Ltd. (100.00%)

12) KB Data Systems Co., Ltd. (100.00%)

13) KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2022 and March 16, 2023, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of December 31, 2022 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of December 31, 2022 and March 16, 2023, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2022 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 24, 2024

Note:	(1) The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of December 31, 2022 and March 16, 2023, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of December 31, 2022 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 24, 2023
Myung Hee Choi	February 1952	Non-executive Director	—	March 24, 2023
Kouwhan Jeong	September 1953	Non-executive Director	—	March 24, 2023
Kyung Ho Kim	December 1954	Non-executive Director	—	March 24, 2023
Seon-joo Kwon	November 1956	Non-executive Director	—	March 24, 2023
Gyutaeg Oh	February 1959	Non-executive Director	—	March 24, 2023
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024

As of December 31, 2022, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Appointment of Directors to be proposed at the annual general meeting of shareholders

The following is a list of non-executive director and audit committee member candidates, as of March 16, 2023, to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2022. If such proposal is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2023.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Kyung Ho Kim (Re-appointment)	December 1954	Audit Committee Member and Non-executive Director	March 24, 2023
Seon-joo Kwon (Re-appointment)	November 1956	Audit Committee Member and Non-executive Director	March 24, 2023
Gyutaeg Oh (Re-appointment)	February 1959	Non-executive Director	March 24, 2023
Whajoon Cho (New appointment)	February 1957	Audit Committee Member and Non-executive Director	March 24, 2023
Jungsung Yeo (New appointment)	April 1960	Non-executive Director	March 24, 2023
Sung-Yong Kim (New appointment)	March 1966	Audit Committee Member and Non-executive Director	March 24, 2023
Kyung Jong Lim (New appointment)	December 1959	Non-executive Director (Nominated by shareholders)	March 24, 2023

6.5.	Senior Management

Members of our senior management as of March 16, 2023 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension / Small & Medium Enterprise Business Units	914	December 31, 2023
Yin Hur	December 1961	Vice Chairman and Head of Global / Insurance Business Units	13,506	December 31, 2023
Dong Cheol Lee	October 1961	Vice Chairman and Head of Digital / IT Business Units	3,325	December 31, 2023
Scott Y.H. Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2023
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	4	December 31, 2024
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2023
Se Min Kim	January 1971	Senior Managing Director and Chief Strategy Officer	147	December 31, 2023
Bong Joong Kwon	November 1969	Senior Managing Director and Head of IR	286	December 31, 2023
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	605	December 31, 2023
Hye Ja Seo	September 1966	Senior Managing Director and Chief Compliance Officer	1,329	December 31, 2024
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	1,027	December 31, 2023
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	652	December 31, 2023
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	879	December 31, 2023
Jeong Rim Park	November 1963	Head of the Capital Market Business Unit	3,150	December 31, 2023
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2023
Hyun Seung Lee	November 1966	Head of Asset Management Business Unit	—	December 31, 2023
Jin Young Kim	August 1969	Chief Public Relations Officer	765	December 31, 2023
Mun Cheol Jeong	August 1968	Senior Executive Vice President, Retail Customer Business Unit	3,030	December 31, 2023

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jae Young Choi	June 1967	Senior Executive Vice President, Wealth Management and Pension Business Unit	947	December 31, 2023
Sung Ki Kwon	July 1966	Senior Executive Vice President, Small and Medium Enterprise Business Unit	546	December 31, 2023
Nam Hoon Cho	June 1968	Chief Global Strategy Officer	1,000	December 31, 2023
Young Suh Cho	February 1971	Chief Digital Platform Officer	1,000	December 31, 2023
Jin Soo Yoon	February 1964	Chief Information Technology Officer	313	December 31, 2023
Chang Hwa Yook	December 1967	Chief Data Officer	524	December 31, 2023
Sung Pyo Jeon	August 1966	Chief Customer Contact Officer	951	December 31, 2023
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2023
Soon Bae Kang	August 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	1,113	December 31, 2023
Nam Che Kang	August 1967	Head of Global Division	423	December 31, 2023
Yoon Ha	March 1971	Head of Customer Experience Design Center	—	December 31, 2023
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2023
Ki Eun Park	September 1970	Head of Tech Innovation Center	258	December 31, 2023
Joo Hyun Kim	November 1970	Head of Group Cloud Center	82	December 31, 2023
Soon Young Oh	August 1977	Head of Financial AI Center	—	December 31, 2023
Chan Yong Park	September 1965	Head of Office of Planning and Coordination	978	December 31, 2023
Min Hyuk Kang	January 1970	Head of Office of Capital Market Planning	657	December 31, 2023

Note:

(1)   The number of common shares owned is as of December 31, 2022 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 16, 2023, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Managing Director; Brand Strategy Group	January 2022
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Jae Young Choi	Kookmin Bank	Senior Managing Director; Wealth Management Group	January 2022
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2022
	KB Insurance	Senior Managing Director; WM/Pension Division	January 2022
Mun Cheol Jeong	Kookmin Bank	Senior Managing Director; SME and SOHO Customer Group	January 2022
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2022
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2022
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Dong Sook Jeon	Kookmin Bank	Head of Pension Business Division	January 2022
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Chang Hwa Yook	Kookmin Bank	Head of Data Division	January 2022
Chan Yong Park	Kookmin Bank	Senior Managing Director; Planning & Coordination Department	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Soon Young Oh	Kookmin Bank	Managing Director; Financial AI Center	June 2022
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department	February 2022
Se Min Kim	KB Securities	Non-standing Director	June 2022
	KB Life Insurance (Formerly, Prudential Life Insurance)	Non-standing Director	August 2022
Scott S.Y. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022

6.6.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2022.

			(Unit: in millions of Won)
Number of Employees(1)	Average Tenure of Employees(2)	Total Amount of Compensation(3)	Average Compensation per Person(4)
158	4 years and 5 months (15 years and 10 months)	28,060	176

Notes: (1) Includes all employees as of December 31, 2022, including executive officers.

  (2) The duration in parentheses includes tenure at our subsidiaries.

  (3) Based on the sum of all compensation paid from January 1, 2022 to December 31, 2022

  (4) Based on the sum of the average monthly compensation of each month from January 1, 2022 to December 31, 2022, which is computed by dividing the sum of all compensation paid each month by the number of employees (including executive officers) at the end of each month.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2022.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
13	5,511	424

Note: (1)     Excludes 19 executive officers who served primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2022, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	32,499,151	7.95
JP Morgan Chase Bank, N.A.(2)	25,435,390	6.22
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes: (1)	Based on 408,897,068 shares of our common stock issued as of December 31, 2022.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.

(2)	Total number of shares of common stock issued as of the following dates:

               From October 19, 2016 to December 12, 2019: 418,111,537

               From December 12, 2019 to February 14, 2022: 415,807,920

               From February 14, 2022 to August 1, 2022: 412,352,494

               After August 1, 2022: 408,897,068

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.

(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association (As of December 31, 2022)

(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	56,404
Kookmin Bank	7,909,909
KB Securities Co., Ltd.	47,937
KB Insurance Co., Ltd.	537,462
KB Kookmin Card Co., Ltd.	490,639
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	993
KB Asset Management Co., Ltd.	14,304
KB Capital Co., Ltd.	71,878
KB Life Insurance Co., Ltd.	22,707
KB Real Estate Trust Co., Ltd.	23,336
KB Savings Bank Co., Ltd.	10,275
KB Investment Co., Ltd.	1,262
KB Data Systems Co., Ltd.	40,484
KB Credit Information Co., Ltd.	13,896
Others(1)	12,177

Total	9,253,663

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

(As of December 31, 2022)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year	Net income(loss) for the latest fiscal year
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	517,769,512	2,996,015
KB Securities Co., Ltd.	298,620,424	100	3,342,391	53,824,246	187,784
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	42,736,747	557,680
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	29,721,017	378,592
KB Life Insurance Co., Ltd. (Formerly, Prudential Life Insurance)	15,000,000	100	2,310,054	24,710,078	250,308
KB Asset Management Co., Ltd.	7,667,550	100	96,312	369,488	59,345
KB Capital Co., Ltd.	32,175,147	100	873,811	16,053,026	217,139
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	10,136,909	(64,045)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	518,980	67,723
KB Savings Bank Co., Ltd.	8,001,912	100	176,813	3,138,543	21,814
KB Investment Co., Ltd.	22,525,328	100	154,910	1,378,550	4,807
KB Data Systems Co., Ltd.	800,000	100	6,334	63,645	3,162
KB Credit Information Co., Ltd.	1,252,400	100	23,620	42,219	484

Total	—	—	26,741,438	—	—

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:   (1)   The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:   (1)   The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital
7.5.3. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.571%(2)	July 12, 2023

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.571%(2)	July 12, 2023

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.334%(2)	March 8, 2023

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.245% to 2.334% upon extension of the loans on March 9, 2022.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.		Subsidiary	Loans(1)	30	30	March 9, 2020	2.334%(2)	March 8, 2023

Notes:	(1) Unsecured credit loans.
	(2) Changed from 2.245% to 2.334% upon extension of the loans on March 9, 2022.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.		Subsidiary	Loans(1)	30	30	July 13, 2020	2.571%(2)	July 12, 2023

Notes:	(1) Unsecured credit loans.
	(2) Changed from 2.239% to 2.571% upon extension of the loans on July 12, 2022.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.		Subsidiary	Loans(1)	70	70	December 20, 2021	2.590%	December 19, 2023

Note:	(1) Unsecured credit loans.
	(2) Changed from 2.247% to 2.590% upon extension of the loans on December 19, 2022.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.		Subsidiary	Loans(1)	60	60	July 13, 2022	2.571%	July 12, 2023

Note:	(1) Unsecured credit loans.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.		Subsidiary	Loans(1)	7	7	October 7, 2022	2.401%	October 6, 2023

Note:	(1) Unsecured credit loans.

							(Unit: in billions of Won)
Name		Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Credit Information Co., Ltd.		Subsidiary	Loans(1)	6.5	6.5	December 9, 2022	2.399%	October 6, 2023

Note:	(1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.401%	November 24, 2023

Note:	(1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 16, 2023	By: /s/ Scott Y. H. Seo

(Signature)

	Name:	Scott Y. H. Seo

	Title:	Senior Executive Vice President and Chief Finance Officer